# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Magic Empire Global Ltd, CIK 0001881472
CUSIP: G5865E121
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 3/F, 8 Wyndham Street, Central, Hong Kong (K3), 0000
Date of event which requires filing of this statement: 03/17/2025
Amends the filing with accession number 0001493152-23-018502
Filed by CIK 0001934205
Persons authorized to receive notices and communications: CHEN Sze Hon Johnson, 3/F, 8 Wyndham Street, Central, Hong Kong, Hong Kong (K3), 00000, 852-3577 8770

## Reporting persons
- CHEN Sze Hon Johnson (CIK 0001934205): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 1,040,750; shared voting power 0; sole dispositive power 1,040,750; shared dispositive power 0; aggregate amount beneficially owned 1,040,750 (20.6% of the class)
  Comment: This represents (i) 640,750 Class A Ordinary Shares and (ii) 400,000 Class B Ordinary Shares. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to twenty votes per share on all matters subject to vote at general meetings of the Company. The percent of class stated above is based on the assumption of conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: Magic Empire Global Ltd
Address of issuer's principal executive offices: 3/F, 8 Wyndham Street, Central, Hong Kong (K3), 0000

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 11 and 13 of the cover pages to this Amendment No. 5 are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 to 10 of the cover pages to this Amendment No. 5 are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
During the past 60 days, the transactions set forth below were effected for the Reporting Person's account at Charles Schwab in the open market (before the share combination of the Company effected on February 6, 2025). Each day's sales comprised open market transactions made on that day, and the price per share reported for each sale is the weighted average sales price. The Reporting Person will provide upon request of the SEC staff the full information regarding the number of shares sold at each separate price.

Date of transaction Number of shares sold Average price per share
01/14/2025 1,906 $ 0.60
01/15/2025 5,000 $ 0.62
01/17/2025 3,000 $ 0.65
01/22/2025 15,490 $ 0.61
01/23/2025 1,487 $ 0.61
01/24/2025 25,023 $ 0.63
01/27/2025 12,000 $ 0.64
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- CHEN Sze Hon Johnson: /s/ CHEN Sze Hon Johnson, Chief Executive Officer (03/17/2025)